Exhibit 99.25
CONSENT OF J. LUPO
     I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Goldcorp Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The technical report dated March 31, 2006 entitled “Technical Report NI 43-101 Los Filos Project, Mexico” (the “Los Filos Report”); and

2.	The annual information form of the Company dated March 25, 2008, which includes reference to my name in connection with information relating to the Los Filos Report and the properties described therein.
Date: March 25, 2008

/s/ John Lupo
Name:	John Lupo, Ph.D., P.E.
Title:	Principal, Smith Williams Consultants, Inc. (formerly with URS Australia Pty Ltd)